Blaize Holdings, Inc.

4659 Golden Foothill Parkwat, Suite 206

El Dorado Hills, CA 95762

August 5, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blaize Holdings, Inc.

Registration Statement on Form S-1

Filed July 18, 2025

File No. 333-288742

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Blaize Holdings, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-288742) be accelerated by the Securities and Exchange Commission to 4:05 p.m., Eastern Time, on August 7, 2025 or as soon as practicable thereafter.

The Company requests that it be notified of such effectiveness by a telephone call to Ryan Maierson of Latham & Watkins LLP at (713) 546-7420 or to Ryan Lynch of Latham & Watkins LLP at (713) 546-7404 and that such effectiveness also be confirmed in writing.

Sincerely, Blaize Holdings, Inc.

/s/ Dinakar Munagala
Name: Dinakar Munagala
Title: Chief Executive Officer

cc:	Harminder Sehmi, Blaize Holdings, Inc.

Kim Evans, Blaize Holdings, Inc.

Ryan Maierson, Latham & Watkins LLP

Ryan Lynch, Latham & Watkins LLP